Mail Stop 4561   May 6, 2008

Thomas A. Broughton III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223

>   **Re: ServisFirst Bancshares, Inc.**
>   **Form 10/A**
>   **Filed April 25, 2008**
>   **File No. 0-53149**

Dear Mr. Broughton:

        We have reviewed your amendment and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We welcome any questions you may have about our comments
or any other aspect of our review. Feel free to call us at the telephone numbers listed at
the end of this letter.

Form 10/A

Risk Factors

        General

1. Please refer to prior comment 6 from our letter dated April 11, 2008. You
    continue to state the company's inability to offer specific assurances. For
    example, with respect to risks related to your common stock, you state that you
    cannot assure investors that you will be able to pay dividends in the future. Please
    revise the disclosure to merely state the material risks posed by the uncertainties
    addressed.

Thomas A. Broughton III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
Page 2

Executive Compensation

Compensation Discussion and Analysis

Rationale for Pay Mix Decisions, page 58

2. Your response to prior comment 10 is very general in nature. Please revise this
   section so that it more specifically addresses the concerns of our prior comment.
   For example, you state that the compensation committee took into consideration
   severance pay, change-in-control agreements, and previously awarded equity-
   based incentives in determining the amount of total compensation to be paid to
   the named executive officers. Please discuss how taking these elements of
   compensation into consideration influenced the committee's decisions regarding
   other elements such as salary and short-term incentives. Refer to Item
   402(b)(1)(vi) of Regulation S-K.

Annual Short-Term Incentive Compensation, page 59

3. Please refer to prior comments 11 and 12. Please address how the annual short-
   term compensation amounts were calculated. Specifically, state the criteria
   satisfied by the company and/or by each named executive officer which entitled
   him to the compensation. For example, discuss which of the performance
   measurements the company or each executive achieved. Also, state whether the
   compensation committee set specific targets with respect to net income, asset
   growth, loan growth, individual executive loan production or efficiency and asset
   quality. Refer to Item 402(b)(1)(v) of Regulation S-K.

Grants of Plan-Based Awards in 2007, page 63

4. In response to prior comment 15, you added a grant date fair value column to the
   Outstanding Equity Awards table. Please add to the Grants of Plan-Based
   Awards table the grant date fair value of the option awards. Refer to Item
   402(d)(2)(viii). We note the disclosure of this information in the notes to the
   financial statements on page F-20.

Consolidated Statements of Cash Flows, page F-7

5. We note your response to comment 23 from our letter dated April 11, 2008.
   Please refer to paragraph 5 of FIN 46R and provide us with a comprehensive
   analysis supporting how you determined you were not the primary beneficiary of
   this variable interest entity and therefore required to consolidate this investment.
   Specifically, address how you considered your 99.9% ownership interest of the
   equity, the existence of any voting or similar rights, and any other information

you considered which supports your accounting.

Note 10. Common Stock, page F-24

6. Refer to prior comment 22. Please delete the references to "accredited investors" in this section since, as you disclose on page 69, you cannot be certain that such purchasers qualified as accredited investors.

        *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or John Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on

Thomas A. Broughton III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
Page 4

the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Attorney

cc: By Fax (205) 324-1133
       William K. Holbrook
       Haskell Slaughter Young & Rediker, LLC